

17016468

UNITED STATES
; AND EXCHANGE COMMISSION
Vashington, D.C. 20549

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SEC Mail Processing Section
MAR - 1 2017
Washington DC

....AL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8-49491

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CHEVAL CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 N. Pitt Street, Suite 110
(No. and Street)

Alexandria	**VA**	**22314**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Stiff, President **(703) 549-7390**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Francis C Stiff**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Cheval Capital, Inc, as

of **December 31**, **2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY LESLIE KEENA
NOTARY PUBLIC
REG. #7626167
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES FEB. 28, 2019

Signature

President
Title

Mary Leslie Keena
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

CHEVAL CAPITAL, INC.

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2016

Cheval Capital, Inc.

Financial Statements
And Supplementary Information

Year Ended December 31, 2016

Table of Contents

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholder of
Cheval Capital, Inc.

We have audited the accompanying financial statements of Cheval Capital, Inc. which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Cheval Capital, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cheval Capital, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in the supplemental information pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Cheval Capital, Inc. financial statements. The information is the responsibility of Cheval Capital, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 27, 2017
Atlanta, Georgia



RUBIO CPA, PC

Cheval Capital, Inc.

Statement of Financial Condition

December 31, 2016

ASSETS

Cash and cash equivalents	$ 367,417
Accounts receivable	60,122
Property and equipment, net of depreciation	3,484
Other assets	2,569
Total	$ 433,592

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 22,704
Accrued retirement plan contribution	100,000
Total liabilities	$ 122,704
STOCKHOLDER'S EQUITY	
Common Stock - $ 0.01 Par Value; Authorized 1,000 Shares; Issued 100 Shares	1
Additional paid-in capital	43,349
Retained earnings	267,538
Total Stockholder's Equity	310,888
TOTAL	$ 433,592

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Income

Year Ended December 31, 2016

REVENUES:	
Fee income	$ 921,317
Reimbursed expenses	2,468
Interest income	798
Total Income	924,583
EXPENSES	
Officers' compensation and benefits	630,096
Occupancy costs	59,094
Depreciation and amortization	892
Membership, registration and other fees	3,804
Technology and Communications	8,711
Other operating expenses	102,072
Total Expenses	804,669
NET INCOME	$ 119,914

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2016

	Capital Stock Common		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, beginning	100	$ 1	$ 43,349	207,624	$ 250,974
Net Income				119,914	119,914
Cash Distributions to Shareholder				(60,000)	(60,000)
Balance, ending	100	$ 1	43,349	267,538	310,888

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Cash Flows

Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 119,914
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	892
Changes in assets and liabilities:	
Decrease:	
Accounts receivable	37,209
Other assets	610
Increase:	
Accounts payable and accrued expenses	97,919
Net cash provided by operating activities	256,544
CASH FLOWS FROM FINANCING ACTIVITIES:	
Cash distributions to shareholder	(60,000)
Net cash used in financing activities	(60,000)
Net increase in cash and cash equivalents	196,544
Cash and equivalents - beginning of year	170,873
Cash and equivalents - end of year	$ 367,417

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Cheval Capital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Virginia corporation incorporated on July 12, 1996.

The Company provides investment banking services to corporate clients. Services include providing financial advice in mergers and acquisitions and acting as a placement agent primarily in private equity, debt offerings and other areas.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not yet earned reflected as deferred fee income.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

The Company maintains its demand deposits in a high quality financial institution. Balances at times may exceed federally insured limits.

Concentration of Risk

The Company had revenue from three major customers that represented approximately 60% of total revenue for the year ended December 31, 2016.

Fair Value of Financial Instruments

The Company's financial instruments are cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses. The recorded values of cash and cash equivalents, accounts receiveable, accounts payable and accrued expenses, approximate their fair value based on their short term nature.

Accounts Receivable

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (primarily five years). When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is recognized currently. The cost of maintenance and repairs is charged to expense as incurred, whereas renewals and betterments are capitalized.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2016 was approximately $19,257.

Income Taxes

The Company has elected to be taxed as a S Corporation. Therefore the income or losses of the Company flow through to the Stockholder and no income taxes are reported in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment, at cost, consist of the following at December 31, 2016:

Furniture and fixtures	$ 29,550
Office equipment	5,118
Leasehold improvements	10,020
	44,688
Less: accumulated depreciation	(32,204)
	$ 3,484

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $ 238,738, which was $ 230,558 in excess of its required net capital of $8,180. The Company's aggregate indebtedness to net capital ratio was .51 to 1.00.

NOTE 5 - PENSION PLAN

The Company maintains a defined contribution profit sharing plan for all employees meeting minimum eligibility requirements. A discretionary contribution of $100,000 was made for the year ended December 31, 2016.

NOTE 6 - LEASE COMMITMENT

On March 14, 2016 the Company entered into a lease amendment agreement to extend the original office space lease through March 31, 2018. The lease provides in part for the payment of contingent rentals based upon the escalation of real estate taxes and certain operating expenses. Rent expense was $59,094 for the year ended December 31, 2016.

Future minimum lease payments under the operating lease are as follows;

2017	58,368
2018	14,681
Total	$73,049

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Cheval Capital, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2015

NET CAPITAL		
Total stockholder's equity qualified for net capital		310,888
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	60,122	
Property and equipment	3,484	
Other assets	2,569	66,175
TOTAL NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS (tentative net capital)		244,713
Haircuts on securities		
Money market funds		5,975
NET CAPITAL		238,738
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		122,704
Total aggregate indebtedness		122,704
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (Company)		8,180
Excess net capital		230,558
Net capital less greater of (a) 120% of minimum net capital; or (b) 10% of aggregate indebtedness		226,468
Ratio: Aggregate indebtedness to net capital		0.51 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There is no material difference from the Company's computation, therefore a reconciliation is not included.

Cheval Capital, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2015

The Company has claimed exemption from the provisions of rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

Cheval Capital, Inc.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2015

The Company has claimed exemption from the provisions of rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Cheval Capital, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Cheval Capital, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Cheval Capital, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Cheval Capital, Inc. stated that Cheval Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cheval Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cheval Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 27, 2017
Atlanta, GA



RUBIO CPA, PC


CHEVAL
CAPITAL, INC
INVESTMENT BANKING

BROKER DEALERS ANNUAL EXEMPTION REPORT

Cheval Capital, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Cheval Capital, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2016 without exception.

Francis Stiff, President
January 1, 2017

901 North Pitt Street, Suite 110 • Alexandria, Virginia 22314
Telephone: 703-549-7390 • Facsimile: 703-549-8603

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

CHEVAL CAPITAL, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of Cheval Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Cheval Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Cheval Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Cheval Capital, Inc.'s management is responsible for Cheval Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2017
Atlanta, GA



RUBIO CPA, PC

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ________________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CHEVAL CAPITAL, INC.
901 N. PITT ST, #110
ALEXANDRIA, VA 22314
SEC FILE # 8-49941; BD # 41563

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,311

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,158)

7/12/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,153

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,153

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ❑ Funds Wired ❑
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CHEVAL CAPITAL INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28th day of FEBRUARY, 2017.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: __________ Postmarked __________ Received __________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 924,583

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue ~~not related either~~ directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 924,583

2e. General Assessment @ .0025 $ 2,311

(to page 1, line 2.A.)